Exhibit 99.1

21 April 2016

ASX Compliance Pty Ltd

20 Bridge Street

Sydney NSW 2000

Prima BioMed Ltd – ASX Price Query Response

I refer to your letter dated 21 April 2016 in relation to the ASX price query. Prima BioMed Limited (Prima BioMed) provides the following responses to the questions in your letter.

1.	Question. Is the Entity aware of any information concerning it that has not been announced to the market which, if known by some in the market, could explain the recent trading in its securities?

Response. No, Prima BioMed is not aware of any such information.

2.	Question. If the answer to question 1 is “yes”:

Response. Not applicable.

3.	Question. If the answer to question 1 is “no”, is there any other explanation that the Entity may have for the recent trading in its securities?

Response. Prima BioMed is aware that it has recently been the subject of a favourable research report by Maxim Group, available on the Prima BioMed website.

4.	Question. Please confirm that the Entity is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.

Response. Prima BioMed is compliant with the Listing Rules, including Listing Rule 3.1

Tom Bloomfield
Company Secretary

21 April 2016

Mr Tom Bloomfield

Company Secretary

Prima Biomed Ltd

Level 12

95 Pitt Street

Sydney NSW 2000

By email: tom.bloomfield@boardroomlimited.com.au

Dear Mr Bloomfield,

Prima Biomed Ltd (the “Entity”): ASX price query

We have noted a change in the price of the Entity’s securities from a close of $0.04 on Wednesday, 20 April 2016 to a high of $0.049 today, Thursday, 21 April 2016.

We also note an increase in the trading volume of the Entity’s securities.

In light of the price and volume increase, ASX asks you to respond separately to each of the following questions:

1.	Is the Entity aware of any information concerning it that has not been announced to the market which, if known by some in the market, could explain the recent trading in its securities?

2.	If the answer to question 1 is “yes”:

a)	Is the Entity relying on Listing Rule 3.1A not to announce that information under Listing Rule 3.1?

Please note that the recent trading in the Entity’s securities would suggest to ASX that such information may have ceased to be confidential and therefore the Entity may no longer be able to rely on Listing Rule 3.1A. Accordingly, if the answer to this question is “yes”, you need to contact us immediately to discuss the situation.

b)	Can an announcement be made immediately?

Please note, if the answer to this question is “no”, you need to contact us immediately to discuss requesting a trading halt (see below).

c)	If an announcement cannot be made immediately, why not and when is it expected that an announcemant will be made?

ASX Compliance	20 Bridge Street	www.asx.com.au	Phone: (02) 9227 0000
Pty Limited	Sydney NSW 2000	Customer service 13 12 79	Email: info@asx.com.au
ABN 26 087 780 489

3.	If the answer to question 1 is “no”, is there any other explanation that the Entity may have for the recent trading in its securities?

4.	Please confirm that the Entity is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.

When and where to send your response

This request is made under, and in accordance with, Listing Rule 18.7. Your response is required as soon as reasonably possible and, in any event, by not later than 2.00 p.m. AEST) on Thursday 21 April 2016. If we do not have your response by then, ASX will have no choice but to consider suspending trading in the Entity’s securities under Listing Rule 17.3.

You should note that if the information requested by this letter is information required to be given to ASX under Listing Rule 3.1 and it does not fall within the exceptions mentioned in Listing Rule 3.1A, the Entity’s obligation is to disclose the information “immediately”. This may require the information to be disclosed before the deadline set out in the previous paragraph.

ASX reserves the right to release a copy of this letter and your response on the ASX Market Announcements Platform under Listing Rule 18.7A. Accordingly, your response should be in a form suitable for release to the market.

Your response should be sent to me by e-mail. It should not be sent directly to the ASX Market Announcements Office. This is to allow me to review your response to confirm that it is in a form appropriate for release to the market, before it is published on the ASX Market Announcements Platform.

Listing Rule 3.1

Listing Rule 3.1 requires a listed entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity’s securities. Exceptions to this requirement are set out in Listing Rule 3.1A.

The obligation of the Entity to disclose information under Listing Rules 3.1 and 3.1A is not confined to, nor is it necessarily satisfied by, answering the questions set out in this letter.

In responding to this letter, you should have regard to the Entity’s obligations under Listing Rules 3.1 and 3.1A and also to Guidance Note 8 Continuous Disclosure: Listing Rules 3.1 – 3.1B.

Trading halt

If you are unable to respond to this letter by the time specified above, or if the answer to question 1 is “yes” and an announcement cannot be made immediately, you should discuss with us whether it is appropriate to request a trading halt in the Entity’s securities under Listing Rule 17.1.

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If you wish a trading halt, you must tell us:

•	the reasons for the trading halt;

•	how long you want the trading halt to last;

•	the event you expect to happen that will end the trading halt;

•	that you are not aware of any reason why the trading halt should not be granted; and

•	any other information necessary to inform the market about the trading halt, or that we ask for.

We may require the request for a trading halt to be in writing. The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted.

You can find further information about trading halts in Guidance Note 16 Trading Halts & Voluntary Suspensions.

If you have any queries or concerns about any of the above, please contact me immediately.

Yours sincerely

[Sent electronically without signature]

Stephanie So

Senior Adviser, Listings Compliance (Sydney)

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